# DAVIS
**LLP**

LEGAL ADVISORS
SINCE 1892

# SUPPL



**09046746**

FROM THE OFFICE OF    Joy Syho
DIRECT LINE    604.443-2643
DIRECT FAX    604.605-4879
E-MAIL    jsyho@davis.ca

FILE NUMBER    50237-00001

June 30, 2009

**VIA REGISTERED MAIL**

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, D.C. USA 20549

Dear Sirs/Mesdames:

**Re:**    **Gtech International Resources Limited - Exemption No. 82-3779**

We are solicitors for Gtech International Resources Limited which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1.    Index to the documents enclosed; and

2.    copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,
**DAVIS LLP**
Per:

Joy Syho
Paralegal
Encs.

Davis:5267436.1

July 31, 2009

## GTECH INTERNATIONAL RESOURCES LIMITED
### (the "Company")

### INDEX

1.  **Material filed with the Yukon Registrar of Corporations as required by the Business Corporations Act (Yukon) and regulations thereunder ("Yukon") and with the Registrar of Companies as required to maintain the Company's extra-provincial registration in the Province of British Columbia under the Business Corporations Act and regulations thereunder ("BC")**

| Document Name or Information | | | Documents Filed |
|---|---|---|---|
| (a) | Incorporation Documents | | |
| | (i) | Yukon | Not Applicable |
| (b) | Extra-provincial Registration | | |
| | (i) | BC | Not Applicable |
| (c) | Annual Reports | | |
| | (i) | Yukon | Not Applicable |
| | (ii) | BC | July 31, 2009 |
| (d) | Notices Filed with Registrar of Companies | | |
| | (i) | Yukon | Not Applicable |
| | (ii) | BC | Not Applicable |
| (e) | Annual Audited Financial Statements | | |
| | (i) | Yukon | Not Applicable |
| | (ii) | BC | Not Applicable |
| (f) | Quarterly Interim Financial Statements | | |
| | (i) | Yukon | Not Applicable |
| | (ii) | BC | Not Applicable |

**Document Name or Information**                    **Documents Filed**

(g)    Special Resolution

    (i)        Yukon                                  Not Applicable

    (ii)       BC                                     Not Applicable

2.    **Materials filed with the Securities Commissions of British Columbia, Alberta and the Yukon (the "Securities Commissions") under the Securities Act (British Columbia), the Securities Act (Alberta) and the Securities Act (Yukon), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), National Instrument 54-101, Shareholder Communications ("NI 54-101") and National Instrument 45-102, Resale of Securities ("NI 45-102")**

| Document Name or Information | Documents Filed |
|---|---|
| (a) Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis | Not Applicable |
| (b) Annual Information Form (not mandatory) | Not Applicable |
| (c) Quarterly Interim Financial Statements and Management's Discussion and Analysis | Not Applicable |
| (d) News Releases | Not Applicable |
| (e) Form 51-102F3, Material Change Report | Not Applicable |
| (f) Notice of Meeting and Record Dates of shareholders' meeting | Not Applicable |
| (g) Notice of shareholders' meeting, Proxy and Information Circular | Not Applicable |
| (h) Report of Exempt Distribution | Not Applicable |
| (i) Notice of Change in Year End by more than 14 Days | Not Applicable |
| (j) Notice of Change in Corporate Structure | Not Applicable |
| (k) Notice of Change of Auditors | Not Applicable |
| (l) Business Acquisition Report under NI 51-102 | Not Applicable |

| Document Name or Information | Documents Filed |
|---|---|

**(m)** Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed — Not Applicable

**(n)** Notice of Change of Status Report — Not Applicable

**(o)** Filing of documents Affecting the Rights of Securityholders including: — Not Applicable

(i) charter documents

(ii) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company

(iii) any securityholder rights plans or similar plans

(iv) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally

(v) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, <u>unless</u> an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.

**(p)** Prospectus — Not Applicable

| Document Name or Information | Documents Filed |
|---|---|
| (q) Amendment to Prospectus | Not Applicable |
| (r) Takeover Bid Circular | Not Applicable |
| (s) Notice of Change or Variation to Takeover Bid Circular | Not Applicable |
| (t) Issuer Bid Circular | Not Applicable |
| (u) Notice of Change or Variation to Issuer Bid Circular | Not Applicable |
| (v) Initial Acquisition Report | Not Applicable |
| (w) Subsequent Acquisition Reports | Not Applicable |
| (x) Notice of Intention to Sell by a Control Person | Not Applicable |

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

| Document Name or Information | Documents Filed |
|---|---|
| (a) Exchange Filing Statement | Not Applicable |
| (b) Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis | Not Applicable |
| (c) Annual Information Form (not mandatory) | Not Applicable |
| (d) Quarterly Interim Financial Statements and Management's Discussion and Analysis | Not Applicable |
| (e) News Releases | Not Applicable |
| (f) Form 51-102F3, Material Change Report | Not Applicable |
| (g) Notice of Meeting and Record Dates of shareholders' meeting | Not Applicable |
| (h) Notice of shareholders' meeting, Proxy and Information Circular | Not Applicable |
| (i) Prospectus | Not Applicable |
| (j) Amendment to Prospectus | Not Applicable |
| (k) Takeover Bid Circular | Not Applicable |

| Document Name or Information | | Documents Filed |
|---|---|---|
| (l) | Notice of Change or Variation to Takeover Bid Circular | Not Applicable |
| (m) | Issuer Bid Circular | Not Applicable |
| (n) | Notice of Change or Variation to Issuer Bid Circular | Not Applicable |
| (o) | Initial Acquisition Report | Not Applicable |
| (p) | Subsequent Acquisition Reports | Not Applicable |
| (q) | Notice of Intention to Sell by a Control Person | Not Applicable |
| (r) | Notice of Dividends | Not Applicable |
| (s) | Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities | Not Applicable |
| (t) | Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form | Not Applicable |
| (u) | Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options | Not Applicable |
| (v) | Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing | Not Applicable |
| (w) | Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form | Not Applicable |

4. **Materials distributed to security holders as required by the Business Corporations Act (Yukon) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta), the Securities Act (Yukon) and regulations thereunder NI 41 and the rules and policies of the Exchange)**

| Document Name or Information | | Documents Filed |
|---|---|---|
| (a) | Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis) | Not Applicable |
| (b) | Quarterly Interim Financial Statements and Management's Discussion and Analysis | Not Applicable |
| (c) | Notice of shareholders' meeting, Proxy and Information Circular | Not Applicable |

Davis:5267443.1

| Document Name or Information | Documents Filed |
|---|---|
| (d) Prospectus | Not Applicable |
| (e) Amendment to Prospectus | Not Applicable |
| (f) Issuer Bid Circular | Not Applicable |
| (g) Notice of Change or Variation to Issuer Bid Circular | Not Applicable |

Date and Time: July 31, 2009 12:37 PM Pacific Time

*Exemption No. 82-3779*



**BRITISH COLUMBIA**
The Best Place on Earth

**Ministry
of Finance**
BC Registry Services

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3
www.corporateonline.gov.bc.ca

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

# Annual Report
## EXTRAPROVINCIAL
## COMPANY

*FORM 35*
*BUSINESS CORPORATIONS ACT*
*Section 380*

| Filed Date and Time: | July 31, 2009 12:37 PM Pacific Time |
|---|---|

## ANNUAL REPORT DETAILS

NAME OF EXTRAPROVINCIAL COMPANY

GTECH INTERNATIONAL RESOURCES LIMITED
2800 666 BURRARD ST.
VANCOUVER BC  V6C2Z7

REGISTRATION NUMBER IN BC
**A0012635**

REGISTRATION DATE IN BC
**July 29, 1976**

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF REGISTRATION IN BC)
**July 29, 2009**

## FOREIGN JURISDICTION INFORMATION

**EXTRAPROVINCIAL COMPANY'S CURRENT
JURISDICTION:**
YUKON TERRITORY

**DATE OF INCORPORATION, CONTINUATION,
AMALGAMATION OR ORGANIZATION IN
EXTRAPROVINCIAL COMPANY'S CURRENT
JURISDICTION:**
May 28, 1968

**IDENTIFYING NUMBER IN EXTRAPROVINCIAL
COMPANY'S CURRENT JURISDICTION:**
28530